Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Six Months	For the Years Ended December 31,
	Ended June 30, 2017	2016	2015	2014	2013	2012
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest Expense	$753	$872	$645	$603	$618	$1,070
Estimated interest included with rental expense	16	38	30	34	37	41
Total fixed charges	$769	$910	$675	$637	$655	$1,111

Earnings:
Income from continuing operations before income tax	$4,692	$14,049	$12,012	$9,050	$6,243	$5,126
Fixed Charges	769	910	675	637	655	1,111
Total Earnings	$5,461	$14,959	$12,687	$9,687	$6,898	$6,237

Ratio of Earnings to Fixed Charges (excluding deposit interest)	7.1	16.4	18.8	15.2	10.5	5.6

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest Expense	$3,214	$4,316	$3,207	$2,972	$2,918	$4,137
Estimated interest included with rental expense	16	38	30	34	37	41
Total fixed charges	$3,230	$4,354	$3,237	$3,006	$2,955	$4,178

Earnings:
Income from continuing operations before income tax	$4,692	$14,049	$12,012	$9,050	$6,243	$5,126
Fixed Charges	3,230	4,354	3,237	3,006	2,955	4,178
Total Earnings	$7,922	$18,403	$15,249	$12,056	$9,198	$9,304

Ratio of Earnings to Fixed Charges (including deposit interest)	2.5	4.2	4.7	4.0	3.1	2.2